EXHIBIT 23(a)






Consent of Independent Accountants


We consent to the incorporation by reference in the registration statements of First Albany Companies Inc. on Form S-8 (File No. 0- 14140) of our report dated March 17, 1995 on our audits of the statement of net assets available for plan benefits as of December 31, 1994 and 1993, and the statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1994 of First Albany Companies Stock Bonus Plan and of our report dated November 4, 1994 on our audits of the consolidated financial statements and financial statement schedules of First Albany Companies Inc. as of September 30, 1994 and September 24, 1993 and for each of the three years in the period ended September 30, 1994. We also consent to the reference to our firm under the caption "Experts."



                                        /s/ COOPERS & LYBRAND L.L.P.

Albany, New York
May 31, 1995